SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVATEL WIRELESS, INC.

(Name of Subject Company (issuer))

INSEEGO CORP.

(Name of Filing Person (offeror and affiliate of issuer))

5.50% Convertible Senior Notes due 2020

(Title of Class of Securities)

66987MAE9

(CUSIP Number of Class of Securities)

Lance Bridges

Senior Vice President, General Counsel and Secretary

Inseego Corp.

9605 Scranton Road, Suite 300

San Diego, CA 92121

(858) 812-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Teri O’Brien, Esq.

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, CA 92121

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$111,600,000	$12,934.44

(1)	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(2) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated based on the average of the bid and ask price for each $1,000 principal amount of the Novatel Wireless, Inc. 5.50% Convertible Senior Notes due 2020 (which are sought for exchange) (the “Novatel Wireless Notes”) on the over-the-counter market on December 6, 2016. The Transaction Valuation was calculated assuming that all outstanding Novatel Wireless Notes are being exchanged per the exchange offer for the 5.50% Convertible Senior Notes due 2022 of Inseego Corp.
(2)	The registration fee has been calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,934.44	Filing Party: Inseego Corp.
Form or Registration No.: S-4	Date Filed: December 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Inseego Corp., a Delaware corporation (“Inseego”), with the Securities and Exchange Commission (the “SEC”), with a filing date of December 8, 2016 (as amended or supplemented, the “Schedule TO”), relating to an offer by Inseego to exchange (such offer to exchange, together with the consent solicitation as described in the Schedule TO, the “Exchange Offer and Solicitation”) up to $120,000,000 aggregate principal amount of 5.50% Convertible Senior Notes due 2022 to be issued by Inseego for up to $120,000,000 aggregate principal amount of 5.50% Convertible Senior Notes due 2020 (the “Novatel Wireless Notes”) issued by Novatel Wireless, Inc., a Delaware corporation and wholly owned subsidiary of Inseego (“Novatel Wireless”). The Exchange Offer and Solicitation is made upon the terms and subject to the conditions contained in the Prospectus (the “Prospectus”), which forms a part of the Registration Statement on Form S-4, dated December 7, 2016 (the “Registration Statement”), as the same may be amended or supplemented, which is incorporated by reference as exhibit (a)(1), and the related letter of transmittal and consent (the “Letter of Transmittal”), which is attached hereto as exhibit (a)(3).

Only those items amended and/or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Prospectus, the Registration Statement, and the Letter of Transmittal.

This Amendment No. 1 is being filed consistent with the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information contained in the Prospectus and the Letter of Transmittal, and any amendments or any other supplements thereto relating to the Exchange Offer and Solicitation, are hereby expressly incorporated herein by reference in response to all items in this Amendment No. 1 to Schedule TO, except that the information is hereby amended and supplemented to the extent specifically provided herein.

Items 4.	Terms of the Transaction.

Item 4(a)(1)(vi) of this Schedule TO is hereby amended and supplemented by adding the following:

“Any determination of Inseego with respect to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender or withdrawal of any tender will be final and binding, subject to the rights of holders of the Novatel Wireless Notes to challenge such determination in a court of competent jurisdiction.”

Items 10.	Financial Statements.

Item 10(a) of this Schedule TO is hereby deleted and replaced with the following:

(1) The audited consolidated financial statements of Novatel Wireless set forth on pages F-1 through F-39 in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 14, 2016 are incorporated herein by reference.

(2) The unaudited condensed consolidated financial statements of Novatel Wireless set forth on pages 2 through 21 in the Quarterly Report on Form 10-Q for the fiscal quarters ended September 30, 2016, filed with the SEC on November 7, 2016 are incorporated herein by reference.

(3) Inseego’s ratio of earnings to fixed charges for each of the five years in the period ended December 31, 2015 and the nine-month periods ended September 30, 2016 and 2015 is set forth below. For the purpose of computing these ratios, “earnings” consists of income (loss) before income taxes, plus fixed charges. “Fixed charges” consists of interest expense (which includes amortization of debt discount and debt issuance costs) and a portion of rental expense deemed to be interest.

On November 8, 2016, Novatel Wireless implemented the Reorganization pursuant to which Novatel Wireless became a direct, wholly owned subsidiary of Inseego. Upon completion of the Reorganization, Inseego became a successor to Novatel Wireless for purposes of Rule 12g-3(a) of the Exchange Act. As a result, Novatel Wireless’s ratio of earnings to fixed charges is equivalent to Inseego’s ratio of earnings to fixed charges.

	Year Ended December 31,					Nine Months Ended September 30,
(in thousands, except ratios)	2011	2012	2013	2014	2015	2015	2016
Loss before income taxes	$(34,395)	$(88,655)	$(43,330)	$(39,105)	$(52,113)	$(37,754)	$(33,626)
Fixed charges	230	297	309	351	7,478	3,554	12,046

Loss before income taxes and fixed charges	$(34,165)	$(88,358)	$(43,021)	$(38,754)	$(44,635)	$(34,200)	$(21,580)

Interest expense (a)	$8	$18	$65	$85	$7,164	$3,319	$11,712
Interest portion of rental expense	222	279	244	266	314	235	334

Fixed charges	$230	$297	$309	$351	$7,478	$3,554	$12,046

Ratio of earnings to fixed charges (b)	n/m	n/m	n/m	n/m	n/m	n/m	n/m

Deficit earnings	$(34,395)	$(88,655)	$(43,330)	$(39,105)	$(52,113)	$(37,754)	(33,626)

(a)	Includes interest on debt and capital leases and amortization of debt issuance costs. Excludes interest income.
(b)	The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. In each of the periods presented, earnings were negative and calculation of such ratio is not meaningful.

(4) The book value per share of Inseego Common Stock as of September 30, 2016, the date of the most recent balance sheet presented, was $0.14.

(5) The following tables set forth a summary of the financial information incorporated by reference herein, which was derived from (a) Inseego’s audited consolidated financial statements appearing in Inseego’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this statement, and (b) Inseego’s unaudited consolidated financial statements appearing in Inseego’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2016 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, and includes, in the opinion of management, all adjustments, including normal recurring adjustments, necessary to present fairly the results of operations and financial position for the periods presented.

On November 8, 2016, Novatel Wireless implemented the Reorganization pursuant to which Novatel Wireless became a direct, wholly owned subsidiary of Inseego. Upon completion of the Reorganization, Inseego became a successor to Novatel Wireless for purposes of Rule 12g-3(a) of the Exchange Act. As a result, Novatel Wireless’s summary financial information is substantially the same as Inseego’s summary financial information for the corresponding periods. The historical results are not necessarily indicative of the results to be expected in any future period.

Summary Financial Information	As of September 30,		As of December 31,
	2016	2015	2015	2014
(in thousands)
Current assets	$97,022	$93,858	$110,976	$87,781
Noncurrent assets	88,562	104,166	87,777	7,239
Current liabilities	72,190	52,540	64,212	58,384
Noncurrent liabilities	105,635	96,201	104,078	6,090
Noncontrolling interests	55	—	31	—
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share data)	2016	2015	2015	2014
Net revenues	$190,636	$159,429	$220,942	$185,245
Gross profit	67,345	42,425	58,953	37,047
Net loss	(33,148)	(37,893)	(52,294)	(39,229)
Net loss attributable to Inseego Corp.	(33,172)	(37,893)	(52,286)	(39,229)
Net loss attributable to common shareholders	(33,172)	(37,893)	(52,286)	(39,674)
Net loss per share attributable to common shareholders (basic and diluted)	$(0.62)	$(0.73)	$(0.99)	$(1.05)

The full text of the Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K, as well as the other documents filed with the SEC by Inseego and/or Novatel Wireless are available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the SEC at www.sec.gov. The filings are also available on Inseego’s website at www.inseego.com. The information contained on, or accessible through, Inseego’s website does not constitute a part of this Amendment No. 1.

Copies of these SEC filings are also available without charge upon written request addressed to: Inseego Corp., Attn: Stockholder Services, 9605 Scranton Road, Suite 300, San Diego, CA 92121.

Item 12. Exhibits

The Exhibit Index attached hereto is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSEEGO CORP.

Dated: December 23, 2016	By:	/s/ Sue Swenson
	Name:	Sue Swenson
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)	Prospectus, dated December 7, 2016 (incorporated herein by reference to the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(2)	Notice to certain stockholders, dated November 8, 2016 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Inseego Corp. on November 9, 2016).

(a)(3)*	Letter of Transmittal and Consent.

(a)(4)	Form of Second Supplemental Indenture, between Novatel Wireless, Inc., Inseego Corp. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(5)	Form of Novatel Wireless, Inc.’s 5.50% Convertible Senior Note due 2020 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 10, 2015).

(a)(6)	Form of Indenture, between Inseego Corp. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(7)	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(8)**	Press Release, dated December 8, 2016.

(a)(9)	Press Release, dated December 12, 2016 (incorporated by reference to the Form 425 filed by Inseego Corp. on December 12, 2016).

(a)(10)	Investor Presentation, dated December 2016 (incorporated by reference to the Form 425 filed by Inseego Corp. on December 12, 2016).

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 10, 2015, between Novatel Wireless, Inc. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 10, 2015).

(d)(2)	First Supplemental Indenture, dated November 8, 2016, among Novatel Wireless, Inc., Inseego Corp. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Novatel Wireless, Inc. on November 9, 2016).

(d)(3)	Investors’ Rights Agreement, dated September 8, 2014, by and between Novatel Wireless, Inc. and HC2 Holdings 2, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on September 8, 2014).

(d)(4)	Warrant to Purchase Common Stock issued to HC2 Holdings 2, Inc., dated September 8, 2014 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on September 8, 2014).

1

(d)(5)	Warrant to Purchase Common Stock issued to HC2 Holdings 2, Inc., dated March 26, 2015 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on April 1, 2015).

(d)(6)	Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan (incorporated herein by reference to Appendix A to the Form 14A filed by Novatel Wireless, Inc. on May 2, 2011).

(d)(7)	Amended and Restated Inseego Corp. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed by Novatel Wireless, Inc. on August 9, 2007).

(d)(8)	Amended and Restated Inseego Corp. 2009 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 20, 2016).

(d)(9)	Amended and Restated Inseego Corp. 2015 Incentive Compensation Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by Novatel Wireless, Inc. on October 1, 2015).

(d)(10)	Contribution Agreement, dated November 8, 2016, by and between Novatel Wireless, Inc. and Inseego Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on November 9, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
**	Previously filed with the Schedule TO dated December 8, 2016.

2